news release

ArcelorMittal subsidiary extends the conversion date of its $750m privately placed mandatory convertible bond

Luxembourg, 21 April 2011 - ArcelorMittal announces the extension of the conversion date of the $750m privately placed mandatory convertible bond (MCB) issued on 28 December 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on 20 April 2011.

The mandatory conversion date of the bond, originally set for 25 May 2011, has been extended to 31 January 2013. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it originally invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Ve Celik Fab. T. AS of Turkey and Macarthur Coal Limited of Australia, both of which are held by ArcelorMittal subsidiaries.